================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               Health Grades, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   84748M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marc S. Sandroff
                        Essex Woodlands Health Ventures
                           190 S. LaSalle, Suite 2800
                             Chicago, Illinois 60603
                                 (312) 444-6040
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
                    ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)   [ ]
          (b)   [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only:

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):
          [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization:
                    DELAWARE
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                             4,257,900
Beneficially     ---------------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                               -0-
Reporting        ---------------------------------------------------------------
Person With         9.   Sole Dispositive Power
                                   4,257,900
                 ---------------------------------------------------------------
                   10.   Shared Dispositive Power
                                   -0-
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    4,257,900
--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):
          [ ]
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):
                    18.90%
--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):
                    PN
--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
                    ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)  [ ]
          (b)  [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only:

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):
          [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization:
                    DELAWARE
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                             4,257,900
Beneficially    ----------------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                               -0-
Reporting       ----------------------------------------------------------------
Person With         9.   Sole Dispositive Power
                                   4,257,900
                ----------------------------------------------------------------
                   10.   Shared Dispositive Power
                                   -0-
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    4,257,900
--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):
          [ ]
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):
                    18.90%
--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):
                    OO
--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
                    JAMES L. CURRIE
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)  [ ]
          (b)  [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only:

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions):
                    SC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):
          [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization:
          UNITED STATES
--------------------------------------------------------------------------------
Number of             7.   Sole Voting Power
Shares                             0
Beneficially     ---------------------------------------------------------------
Owned by              8.   Shared Voting Power
Each                               4,257,900
Reporting        ---------------------------------------------------------------
Person With           9.   Sole Dispositive Power
                                   0
                 ---------------------------------------------------------------
                     10.   Shared Dispositive Power
                                   4,257,900
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    4,257,900
--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):
          [ ]
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):
                    18.90%
--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):
                    IN
--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
                    MARC S. SANDROFF
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)  [ ]
          (b)  [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only:

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):
          [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization:
                    UNITED STATES
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                             0
Beneficially    ----------------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                               4,257,900
Reporting       ----------------------------------------------------------------
Person With         9.   Sole Dispositive Power
                                   0
                ----------------------------------------------------------------
                   10.   Shared Dispositive Power
                                   4,257,900
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    4,257,900
--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):
          [ ]
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):
                    18.90%
--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):
                    IN
--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
                    MARTIN P. SUTTER
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)  [ ]
          (b)  [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only:

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):
          [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization:
                    UNITED STATES
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                             0
Beneficially     ---------------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                               4,257,900
Reporting        ---------------------------------------------------------------
Person With         9.   Sole Dispositive Power
                                   0
                 ---------------------------------------------------------------
                   10.   Shared Dispositive Power
                                   4,257,900
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    4,257,900
--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):
          [  ]
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):
                    18.90%
--------------------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions):
                    IN
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed on March 27, 2000 (the "Schedule 13D") by the undersigned relating to the shares of common stock, $0.001 par value per share, (the "Common Stock") of Health Grades, Inc. (the "Company"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     Essex Fund has entered into an agreement with the Company and another investor under which Essex Fund and the other investor may provide equity financing to the Company of up to $2,000,000. Under the agreement, the Company was granted an option, exercisable as of or prior to December 31, 2001, to sell additional shares of Common Stock and warrants to Essex Fund for a purchase price of up to $831,600. The number of shares and warrants that would be issued is based on the market price of the Common Stock on the date the Company exercises its option. In consideration for Essex Fund entering into the agreement, the Company has issued to Essex Fund a six year warrant to purchase 207,900 shares of Common Stock at an exercise price of $0.26 per share. In addition to the foregoing, the Company has agreed to reprice options to purchase 100,000 shares of Common Stock, owned by Essex Fund, to an exercise price of $0.26 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

TOTAL OUTSTANDING SHARES. According to information provided to the Filing Persons by the Company, the number of shares of Common Stock outstanding on March 31, 2001 was 21,273,425 and the number of shares of Common Stock subject to warrants held by Essex Fund was 1,257,900 for a total of 22,531,325 shares outstanding.

ESSEX FUND. As of the date of filing of this Schedule 13D, Essex Fund is the holder of record of 4,257,900 shares of Common Stock of the Company, consisting of 3,000,000 shares of Common Stock and warrants to purchase 1,257,900 shares of Common Stock exercisable within 60 days hereof, representing approximately 18.90% of the outstanding Common Stock, and has sole voting and investment power with respect to such securities.

ESSEX L.L.C. ESSEX L.L.C., as sole General Partner of Essex Fund, may also be deemed to have sole voting and investment power with respect to such securities. Essex L.L.C. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

MESSRS. CURRIE, SANDROFF AND SUTTER. Under the operating agreement of Essex L.L.C., Messrs. Currie, Sandroff and Sutter have the power by unanimous consent
(i) to cause the Essex Fund to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sandroff and Sutter may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by Essex Fund. Messrs. Currie, Sandroff and Sutter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

     On April 16, 2001, Essex Fund acquired a warrant to purchase 207,900 shares of Common Stock from the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     On April 16, 2001, Essex Fund entered into an agreement with the Company and another investor under which the Company was granted an option, exercisable as of or prior to December 31, 2001, to sell additional shares of

Common Stock and warrants to Essex Fund for a purchase price of up to $831,600. The number of shares and warrants that would be issued is based on the market price of the Common Stock on the date the Company exercises its option.



                                  EXHIBIT INDEX


NO.               DESCRIPTION OF EXHIBIT
---               ----------------------
Exhibit A         Agreement of Joint Filing, dated April 26, 2001, among the
                  Filing Persons.

Exhibit B         Co-Sale and Voting Agreement, dated March 17, 2000, previously filed.

Exhibit C         Letter Agreement, dated April 16, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: April 26, 2001

                                  ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P. By its general partner:
                                  Essex Woodlands Health Ventures IV, L.L.C.


                                  By: /s/  Marc S. Sandroff
                                     -----------------------------------------
                                     Name: Marc S. Sandroff
                                     Its:  Managing Director


                                  ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.


                                  By: /s/  Marc S. Sandroff
                                     -----------------------------------------
                                     Name: Marc S. Sandroff
                                     Its:  Managing Director


                                      /s/  James L. Currie
                                     -----------------------------------------
                                           James L. Currie

                                      /s/  Marc S. Sandroff
                                     -----------------------------------------
                                           Marc S. Sandroff

                                      /s/  Martin P. Sutter
                                     ------------------------------------------
                                           Martin P. Sutter